Exhibit 99.1

ORBOTECH LTD.
Q4 2012 ORBOTECH EARNINGS CONFERENCE CALL
FEBRUARY 19, 2013, 9:00 AM EST, ORBK

CORPORATE PARTICIPANTS

Adrian Auman Orbotech Ltd. - VP Investor Relations & Special Project

Asher Levy Orbotech Ltd. - President, CEO

Doron Abramovitch Orbotech Ltd. - VP, CFO

Amichai Steinberg Orbotech Ltd. - COO

CONFERENCE CALL PARTICIPANTS

Jim Ricchiuti Needham & Company – Analyst

Andrew Uerkwitz Oppenheimer & Co. – Analyst

Joseph Wolf Barclays Capital - Analyst

Darice Liu National Security - Analyst

PRESENTATION

Operator

Welcome to the Orbotech Ltd. Q4 2012 conference call. (Operator Instructions). Today’s conference is being recorded. If you have any objections, you may disconnect at this time. Now I will turn the meeting over to Mr. Adrian Auman from Orbotech. Sir, you may begin.

Adrian Auman - Orbotech Ltd. - VP Investor Relations & Special Projects

Thank you, Operator, and good morning. This is Adrian Auman, Corporate Vice President at Orbotech.

Joining me on the call today are Asher Levy, Chief Executive Officer; Amichai Steinberg, President and Chief Operating Officer; and Doron Abramovitch, Chief Financial Officer.

You should have all received a copy of the press release, which was issued earlier today. If you have not received this release, please refer to Orbotech’s website at www.Orbotech.com.

Now before starting the call, I would like to mention that certain statements that are not historical are forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words estimate, project, intend, expect, believe, and similar expressions are intended to identify forward-looking statements, and these forward-looking statements involve known and unknown risk and some uncertainties. Any factors could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such forward-looking information. Additional information regarding risk and uncertainties associated with the Company’s business are included in, but not limited to, the Company’s reports filed from time to time with the SEC.

With that said, I would like to turn the call over to Asher Levy, and this is Asher’s first conference call in his capacity as CEO.

Asher Levy - Orbotech Ltd. - President, CEO

Hello, everyone, and thank you for joining us.

The significant decline in CapEx in the markets we serve made 2012 a challenging year. We experienced a significant decline in revenues, but were still able to squeeze out a small non-GAAP profit. Most important, however, is the fact that we were able to improve our market position.

During the quarter, we took steps to reduce our expense structure. This will better position us to benefit from the improvement we are already beginning to see in the SPD market. The measures we took should result in an annual saving of approximately $10 million operating expenses in 2013 and will give us significant operating leverage.

These cuts will not impair our service business, nor will they diminish our ability to continue to develop the best solutions for our customers’ needs.

Service was a [total failure] for us in 2012, and we are very pleased that even if service revenues were down slightly on a sequential-quarter basis, they were at all-time high record of $154 million for the year.

Service continues to be important source of recurring high-quality revenues, and we are dedicated to providing our customers with the best possible customer service.

Okay, focusing now on our key product areas. Results from our PCB business reflect overall industry conditions. In general, uncertainty in the global economy continues to cast a shadow over the market, even though manufacturers of high-end PCBs were quite busy. Specifically, additional mature industries like personal computers and automotive continue to suffer, while manufacturers of smartphones and tablet computers continue to do very well.

During the quarter, we sold about the same number of direct imaging systems as we did in the third quarter. Direct imaging remains a promising growth engine for the Company, and we are continuing to invest heavily in this product line.

In spite of the legal issues in Korea, our PCB business there broke all sales and service revenue records.

During the quarter, we saw a rebound in our ECM business. That trend is continuing into the third quarter of 2013, and we are excited about our prospects here.

Turning now to our FPD business, there are clear signs of improvement in the FPD industry. We have been expecting an improvement in the second half of 2013 and we see evidence that this is likely to occur.

In January, we announced that we won significant bids for flat panel display-related equipment worth approximately $40 million from the largest domestic LCD partner manufacturer in China. The systems include several of our latest-generation automated optical inspection in array test and modems. They will be used in this application of mobile devices and large screen televisions. The customer will be deploying the equipment in multiple facilities, and most of it is expected to be delivered during 2013.

Recently, we received the AUO 2012 best partner award. This is the third year in a row that we have won this award. As you know, AUO is one of the largest FPD manufacturers in Taiwan, and we have been a key supplier of both equipment and service. We are very gratified by the comments made by AUO at the awards ceremony. They stressed our technological leadership and our importance to their move to the high-end market. They view us as a partner and not just as a vendor.

Between this award and the large LCD order I described, it is clear that we continue to have a very strong market position and enjoy the confidence of many of the largest and most important manufacturers.

A couple more points. Our $30 million stock buyback program, which began in December, continues. So far, we have bought back approximately 425,000 shares.

I also want to briefly mention an accounting change that affects the way we recognize the PCB CAM business of our 50% of subsidiary, Frontline. The impacts will be about $3.5 million per quarter on the revenue line. Doron will explain this and how we plan to present it in greater detail in a minute.

Finally, to the guidance. For the first quarter of 2013, we expect to be about breakeven on revenues of approximately $93 million, or about $90 million under the new accounting treatment of Frontline. This should be our lowest quarter for the year.

Let me conclude by reiterating that 2012 was a challenging year, but I’m satisfied by how we met the challenges and with the steps we took to enable us to take advantage of the opportunities going forward. I am encouraged by our strong market position and by the continued confidence we enjoy from our customers.

I will now turn the call over to Doron for further financial details.

Doron Abramovitch - Orbotech Ltd. - VP, CFO

Thank you, Asher, and good morning to everyone.

Let me start by giving you a short summary of key financial results. Revenues for the quarter were $100.3 million and for the year, $400.7 million, in line with the guidance we provided.

In spite of the significant decline in revenues for the year, we nevertheless managed a non-GAAP profit of $2.3 million and $3.9 million for the quarter. We are proud with our record service revenues for the year, despite a sequential decline in the fourth quarter.

We generated $12.7 million cash from operations for the quarter, and our net cash position reached $215 million of the end of the year. I’ll discuss cash in more detail in a few minutes.

We took certain steps in the fourth quarter which will result in a reduction of approximately $10 million in our annual operating expenses going forward.

Now I would like to give the basic numbers for those who may not have the press release in front of them. My remaining comments will focus on the non-GAAP financials for the fourth quarter of 2012.

Revenues totaled $100.3 million, compared to $98.9 million in the third quarter of 2012 and $133.3 million in the fourth quarter of 2011. 68% of our sales of equipment in this quarter were to the PCB industry and totaled to $42.2 million, compared to 54%, or $52.6 million, in the fourth quarter of 2011.

28% of our total quarterly sales of equipment were to the FPD industry, totaling $17.6 million, compared to 44%, or $42.5 million, in the fourth quarter of last year.

Service revenues for the fourth quarter of 2012 were 38% of total revenues, or $38 million, compared to 27%, or $36 million, in the fourth quarter of 2011. Our service continues to have a very positive impact on our business, and we managed to achieve record revenues from service in 2012 totaling $154.2 million.

Gross margins were 39.2%, 2.3 basis points below the fourth quarter of last year. This decline resulted from the revenue mix and the underabsorption of some of our manufacturing capacity.

Our operating expenses were $35.7 million, in line with Q3 levels. This represents a minor decrease in operating expenses as a percent of revenue. The Company’s expenses relating to the Korean matter were essentially offset by an insurance refund.

Non-GAAP net income of $3.9 million, or $0.09 per share diluted, compared to non-GAAP net income of $6.5 million, or $0.15 diluted, in the fourth quarter of 2011.

During the fourth quarter, the Company adopted certain measures designed to realign its infrastructure with current revenue levels and business conditions. This included a reduction in the Company’s worldwide workforce, consolidation of certain Company facilities, and other cost measures, and resulted in a restructuring charge of $3.2 million.

Turning now to the balance sheet, our working capital management performance was positive this quarter and we continued to enjoy a very strong balance sheet. Our inventories declined from $93.8 million from $97.9 million last quarter, while our quarterly revenue increased a bit.

We ended the quarter with almost $279 million. Our high net cash position increased approximately $250 million and is a strategic asset for us. Our free cash flow generation and balance-sheet strength and flexibility enabled us to pursue business opportunities, and we are well positioned going into the new year.

We recently strengthened our balance sheet even further by prepaying $32 million of our long-term loan, which will allow us to save approximately $1.8 million in interest expenses into 2013.

Let me explain the accounting change that Asher mentioned. As you may know, we have an investment called Frontline, a 50% interest with Mentor Graphics to account for PCB. Until now, we have been accounting for it on a proportional basis; however, Israeli GAAP requires us to switch to the equities method.

As a result, as of January 1 Frontline is integrated on an accounting basis into the operations of the Company and would be presented in one line on the P&L before operating income. This will have the effect of reducing revenues by about $3 million to $4 million per quarter. Obviously, it will not affect the bottom line.

I will conclude by reiterating the guidance of approximately $93 million in revenues for the first quarter, or about $90 million after the accounting change. As a result of our strong market position and the steps we have taken to reduce our expense structure, we feel well positioned going into 2013.

Adrian Auman - Orbotech Ltd. - VP Investor Relations & Special Projects

That will conclude Doron’s comments. At this point, we are open for questions. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Jim Ricchiuti, Needham & Company.

Jim Ricchiuti - Needham & Company - Analyst

Yes, good afternoon. Just a question with respect to the flat-panel equipment business. Would you anticipate the revenues for that area of the business to be up in the March quarter versus Q4?

Asher Levy - Orbotech Ltd. - President, CEO

Very similar -- same range, maybe slightly even lower than that.

Jim Ricchiuti - Needham & Company - Analyst

Okay, and then you sound more positive on the margin on that business. Clearly, the order out of China is sizable. Should we think about the improvement in that business as more of second half loaded as you ship against that order?

Asher Levy - Orbotech Ltd. - President, CEO

Slightly a shift more to the second half, but starting already from the second quarter.

Jim Ricchiuti - Needham & Company - Analyst

Okay, and then one final question from me. Just with respect to the PCB business, how would you characterize the utilization rate right now that you’re seeing from your major customers? And are you any more confident of that business over the near term?

Asher Levy - Orbotech Ltd. - President, CEO

The PCB business?

Jim Ricchiuti - Needham & Company – Analyst

Yes.

Asher Levy - Orbotech Ltd. - President, CEO

Is that what you are speaking?

Jim Ricchiuti - Needham & Company – Analyst

Yes.

Asher Levy - Orbotech Ltd. - President, CEO

We are very confident about that business. We see specific expansion plans for 2013. I think we have a very comprehensive list of expansion plans by customer. Obviously, most of them are -- close to 90% of them in China, but that gives us a high level of confidence that the business will continue to grow in 2013 and that we should be able to benefit from that.

Jim Ricchiuti - Needham & Company – Analyst

Okay, thank you.

Asher Levy - Orbotech Ltd. - President, CEO

You’re welcome.

Operator

Andrew Uerkwitz, Oppenheimer.

Andrew Uerkwitz - Oppenheimer & Co. - Analyst

Could you kind of -- it looks like OLED capacity ramps are occurring, with new facilities being built mainly in Korea. Could you talk about this dynamic, and then kind of intertwine, does the lawsuit -- the pending lawsuit, does that affect your sales here?

Asher Levy - Orbotech Ltd. - President, CEO

Not yet. We are following up very closely on the opportunity. Obviously, there are some discussions and some news that are coming out almost on a weekly basis. If all of that will turn into reality, then it is a good opportunity for Orbotech. But I think at this point of time, nothing is concrete yet.

Andrew Uerkwitz - Oppenheimer & Co. - Analyst

Got you. All right, I appreciate it. Thank you.

Asher Levy - Orbotech Ltd. - President, CEO

Thank you.

Operator

(Operator Instructions). Joseph Wolf, Barclays.

Joseph Wolf - Barclays Capital - Analyst

Hi, thanks. I just had two questions. One is with the progress on the services side of the business. Given where revenues are and on the product side, where can that mix go in 2013 in terms of how much that could grow versus the growth rate for the product business?

And then, just a more general question for Asher. Adrian mentioned it’s your first conference call. Now that you’re in the driver’s seat, like you’ve been with the Company for a long time, which kind of changes should we expect to see as we progress through 2013 in terms of your direct imprint on the Company?

Asher Levy - Orbotech Ltd. - President, CEO

Maybe I will start, and then I’ll turn to Amichai to talk to you about this split between service and customer support and mix for 2013.

In terms of changes I’m expecting, I’m expecting the Company to do and planning to lead. Obviously, part of that has to do in the areas of improving our current business. I think we can do better than what we are doing in both PCB and FPD, both on the topline and bottom line, and the second area is driving the growth of the Company. I’m planning that we will have both in terms of [closer serves] and structure and effort much more focused on growth opportunities in our core markets and also outside of our core markets.

Amichai Steinberg - Orbotech Ltd. - COO

(Multiple speakers). In terms of the customer support contribution, we’re running on a level of 150, 160 per year on service. Looking at the -- into 2013, we see more or less the same levels.

The question obviously will be what will be the numbers for the products. Right now, as you notice, we did not provide guidance for the year, for the full year, on the product side, so it’s still a question mark. And given the low visibility and the changes that we are seeing in the markets on a daily basis, if you will, we are feeling that it’s too soon to give an annual guidance. Nevertheless, if the product will grow more than -- in 2013, it will develop to be stronger than 2012 actual. Obviously, it will reduce the portion of the service out of the overall pie.

Joseph Wolf - Barclays Capital - Analyst

Okay, thank you.

Operator

Darice Liu, National Security.

Darice Liu - National Security - Analyst

Thank you for taking my question. I wanted to talk a little bit about the product portfolio. I was wondering if you could provide some updates on the traction with the Emerald UV product, as well as the anti-reflective solar tool. And can you talk about your product roadmap? Any new products planned for this year?

Asher Levy - Orbotech Ltd. - President, CEO

Okay, so the VF, that’s the Emerald 150, I think we are at the point that we have a good system. I think that we have -- the spec. of that system is definitely something that brings a significant better, more [opinion] value proposition to our leading PCB producers. And as is expected from our production tool, the reliability of that system is also at the adequate level.

We are competing right now on several projects. Obviously, you have to understand that, not like with most of our other products, that we are the first company to bring new solutions to the market. Here, there are already a couple of companies that established leadership position, and if we want to gain significant part of the business, we have to come with something which is not incremental, but rather a game changer. So I think we have that, but to start, you know, we need the first one or two projects -- I’m not talking about selling one system, but really making an impact in the market is a long process.

As I said, we are competing right now on a couple of what I would consider as significant promising projects, and I think that if we’ll be able to make a significant progress there, the potential is obviously very big because, as I mentioned, we are not bringing a solution with incremental advantage.

As far as the second part of your question, I think it would be fair and safe to say that with all of our existing products within 2013, we are planning to bring a new, improved, better system as the next generation of the existing solution.

Darice Liu - National Security - Analyst

Is that next-generation tools for both PCB, as well as LCD?

Asher Levy - Orbotech Ltd. - President, CEO

That’s correct.

Darice Liu - National Security - Analyst

Okay. And just a follow-up on your earlier point regarding the pipeline for the UV product, you mentioned that you’re competing on a couple projects right now. Is there any timeline in terms of when those bakeoffs will conclude?

Asher Levy - Orbotech Ltd. - President, CEO

I’m sorry. Were you mentioning the EV product or the VF?

Darice Liu - National Security - Analyst

The Emerald product.

Asher Levy - Orbotech Ltd. - President, CEO

Okay, that’s the -- so can you repeat that, because for some reason I heard a different name?

Darice Liu - National Security - Analyst

Oh, sorry. Just regarding the Emerald product, you mentioned that it’s currently in some bakeoffs on some promising projects. I was wondering if there was any visibility in terms of when those bakeoffs would conclude.

Asher Levy - Orbotech Ltd. - President, CEO

We are working under the assumption that each one is a quarter where we need to be able to make a change with these products.

Darice Liu - National Security - Analyst

I guess, then, on the display front, you seem to have good visibility in terms of revenues picking up in the second quarter and notably in the second half of this year. Any visibility on the PCB side, which I know is a little bit more turnkey, but any color there would be appreciated.

Asher Levy - Orbotech Ltd. - President, CEO

So the visibility on the PCB side comes from several directions. The first one is the implications on Orbotech and ourselves coming from the expansions that are planned in the PCB market.

Currently, and the list is changing all the time, there are expansion plans for about 11 million square feet of additional capacity in 2013. Something like 90% out of that is in China. So we can basically make the calculation, also given our position in the market, what the potential implications on our sales.

The second area in terms of visibility for the PCB comes from the ECL. It’s another area that we will be operating in the ECM. And we already established our name and solutions in some of the markets. And also specifically in 2013, we hope, we are expecting to benefit more from the trend of more and more touch-panel producers moving to the OGS2 technology.

Darice Liu - National Security - Analyst

Okay. And my last question, just on the display front, can you provide any color on what stage you are in in regards to the Korean investigation? Is it coming to an end? Any visibility there.

Unidentified Company Representative

Darice, we didn’t hear you well. Can you repeat the question?

Darice Liu - National Security - Analyst

Just on the Korean investigation, I was wondering if you could provide any color on what stage you’re in. Is it coming close to an end? Is there any visibility there on when you think this will conclude?

Unidentified Company Representative

We are in the middle of the trial. I believe we’re right in the middle of it, and it’s right now expected to end at least for the next three or four months. That’s what we were told, that we are just in the beginning -- in the middle of the trial.

Darice Liu - National Security - Analyst

Okay, thank you very much.

Asher Levy - Orbotech Ltd. - President, CEO

Thank you.

Operator

Jim Ricchiuti, Needham & Company.

Jim Ricchiuti - Needham & Company - Analyst

With respect to the cost savings, the $10 million that you’ve alluded to, can you give us some sense as to how we might see that breakout in SG&A and R&D, and is there any of that savings that you anticipate hitting above the line in COGS?

Doron Abramovitch - Orbotech Ltd. - VP, CFO

Hi, Jim, Doron.

Jim Ricchiuti - Needham & Company – Analyst

Hi, Doron.

Doron Abramovitch - Orbotech Ltd. - VP, CFO

Hi. Most of the $10 million, something like $7 million to $8 million, should go to the OpEx.

So if you take the $35.5 million that we in the last two quarters had in the OpEx, you can assume that $1.5 million to $2 million is something that we should target to reduce from this amount. The rest of the money, something like $3 million, should go to the customer support, which is also in the gross margin area, and to the COGS. This is the deviation of this $10 million.

Jim Ricchiuti - Needham & Company - Analyst

Okay, that’s helpful. And then, with respect to the [aye yay], I guess you have a flat quarter, shipment wise, so about 23 units or so. Do you see that improving in the early part of 2013? Are you anticipating units, for instance, to be up in the first quarter?

Asher Levy - Orbotech Ltd. - President, CEO

Too early to say what will be in the first quarter. I think that, generally speaking, we expect the number to pick up.

Part of that because we -- the industry as a whole is expecting growth in 2013. This is a situation that the industry experienced something like 5% -- minus 5% growth in 2012. So that’s one reason.

And the second reason is because last year in 2012, we had some positive expectations from sales of direct imaging systems to the OGS2 touch-panel technology. The migration was by far slower than expected, but if you look at the number of companies that made a commitment to the OGS in 2013 versus 2012, I think in 2012 there was only one company who was committed in terms of final product to use the OGS2 technology. That was HTC.

If you look at the list for 2013, I think there’s something like 10 companies -- consumer (technical difficulty) companies that made commitment to the OGS2. So if we get the 20-something systems that the market owes us from 2012, I think we should be able to do better.

Now, we can discuss also some long-term plans for our direct imaging because we invest a lot in direct imaging because we believe there is a big future for Orbotech in direct imaging, and on top of all the PCB and ECM and incremental growth that we expect from [bf] from within the current applications, we’re investing also in solutions, future solutions that can target a much larger business opportunity.

Just as an example, every year there are about 200 automatic exposure systems that are sold to the PCB industry. We believe that at a certain point of time, we will have a system that can compete on the performance of automated exposure systems and we can slowly and gradually take some of that market, and maybe if we want to have a big vision also even consider replacing some of the installed base systems’ exposure systems.

So DI for us is still a big opportunity, and the fact that we sold 23 systems in one quarter and maybe we will sell a similar number or slightly higher number in the next quarter, that’s part of the process. We are here for the long term. We believe we have a great product and a great future in direct imaging.

Jim Ricchiuti - Needham & Company - Analyst

And this subsequent generation of DI equipment that potentially could go after this market opportunity that you just alluded to, is that something you could see happening later this year or is that more 2014?

Asher Levy - Orbotech Ltd. - President, CEO

We are planning, if all goes well, to release two new DI products in 2013, but these are not the products that are falling into the definition of potential replacement of automated exposure systems. That will come later.

Jim Ricchiuti - Needham & Company - Analyst

Okay, thank you.

Operator

Thank you, and at this time, I’m showing nothing further.

Adrian Auman - Orbotech Ltd. - VP Investor Relations & Special Projects

Thank you, Operator, and thank you, everyone, for participating in the call. Again, if you have any -- if you require any additional information on Orbotech, please visit our site at www.Orbotech.com, the investor site. Thank you very much and have a nice day.

Operator

Thank you for joining today’s conference call. You may disconnect at this time.